                                             Filed pursuant to Rule 424 (b)  (2)
                                             Registration No. 333-44101

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 24, 1998)

[HASBRO LOGO]
                                  $100,000,000

                                  HASBRO, INC.
                              5.60% NOTES DUE 2005

()E   The 5.60% Notes Due 2005 (the "Notes") will mature on November 1, 2005.

()E We will pay interest on the Notes semiannually on May 1 and November 1 of each year beginning May 1, 1999.

()E The Notes are not redeemable prior to maturity and will not be subject to any sinking fund.

()E We will issue the Notes only in fully registered form and in any integral multiple of $1,000.

()E Each Note will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company ("DTC"). Except under the limited circumstances described in this Prospectus Supplement under "Description of Securities -- Book-Entry Procedures," owners of beneficial interests in the Notes will not be entitled to physical delivery of individual certificates for their Notes in definitive form.

()E The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until we issue the Notes in definitive form and secondary market trading activity in the Notes will therefore settle in immediately available funds.
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            UNDERWRITING              PROCEEDS, BEFORE
                             PRICE TO PUBLIC(1)              DISCOUNTS              EXPENSES, TO HASBRO
Per Note..............            99.851%                      .625%                      99.226%
Total.................          $99,851,000                   $625,000                  $99,226,000

---------------
(1) Plus accrued interest, if any, from November 2, 1998 to date of delivery.

                            ------------------------

The Underwriter is offering the Notes subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part and to certain other conditions. The Underwriter expects that the Notes will be ready for delivery in book-entry form only through the book-entry facilities of DTC in New York, New York on or about November 2, 1998 against payment in immediately available funds.

                            BEAR, STEARNS & CO. INC.

           The date of this Prospectus Supplement is October 28, 1998

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Note Regarding Forward-Looking Statements...................     S-4
The Company.................................................     S-5
Ratio of Earnings to Fixed Charges..........................     S-8
Use of Proceeds.............................................     S-8
Selected Consolidated Financial Data........................     S-9
Capitalization..............................................    S-10
Description of Securities...................................    S-11
Underwriting................................................    S-14
Legal Matters...............................................    S-15
Experts.....................................................    S-15

                                   PROSPECTUS

Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
The Company.................................................      3
Ratio of Earnings to Fixed Charges..........................      3
Use of Proceeds.............................................      3
Description of Debt Securities..............................      4
Description of Capital Stock................................     14
Certain Anti-Takeover Provisions............................     15
Plan of Distribution........................................     18
Legal Matters...............................................     19
Experts.....................................................     19

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, the accompanying Prospectus and the documents incorporated in the Prospectus Supplement or Prospectus by reference may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," and "should." These forward-looking statements reflect our current expectations and are based upon currently available data. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These factors include, but are not limited to:

- our ability to manufacture and ship new and continuing products in a timely manner and customers' and consumers' acceptance of those products in a competitive product environment;

- economic conditions, currency fluctuations and government regulation and other actions in the various markets in which we operate throughout the world;

- the inventory policies of retailers, including the continuing trend of increased concentration of our revenues in the second half and fourth quarter of the year, together with retailers' increased reliance on quick response inventory management techniques, which increases the risk of our underproducing popular items, overproducing less popular items and our failure to achieve tight and compressed shipping schedules;

- the impact of competition on revenues, margins and other aspects of our business;

- third party actions or approvals that could delay, modify or increase the cost of implementation of our Global Integration and Profit Enhancement program;

- our incurring higher than expected costs to achieve, or not achieving, "year 2000" readiness with respect to our systems, or our customers, vendors or service providers failing to achieve such readiness; and

- the risk that anticipated benefits of acquisitions may not occur or be delayed or reduced in their realization.

     We caution potential investors that the foregoing or other events or circumstances could cause our actual performance or financial results in future periods to differ materially from those expressed in the forward-looking statements. We undertake no obligation to make any revisions to the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference in the Prospectus Supplement or Prospectus, or to update the forward-looking statements to reflect events or circumstances occurring after the date of the Prospectus Supplement.
                            ------------------------

     You should read this Prospectus Supplement along with the Prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus. We and the Underwriter have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We and the Underwriter are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this Prospectus Supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  THE COMPANY

     The following summary of our business is qualified in its entirety by and should be read together with the more detailed information and the audited and unaudited financial statements, including the related notes, included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Except as expressly indicated or unless the context otherwise requires, "Hasbro", "we", "our" and "us" means Hasbro, Inc., a Rhode Island corporation organized on January 8, 1926, and its subsidiaries.

     We are a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Our offerings include games, including traditional board and card, hand-held electronic and interactive CD-ROM, and puzzles, preschool, boys' action and girls' toys, dolls, plush products and infant products. We also license various trademarks, characters and other property rights for use in connection with the sale by others of noncompeting toys and non-toy products. Both internationally and in the U.S., our Playskool(R), Kenner(R), Tonka(R), OddzOn(R), Super Soaker(R), Milton Bradley(R), Parker Brothers(R), Tiger(TM) and Hasbro Interactive(TM) products provide children and families with what we believe to be the highest quality and most recognizable toys and games in the world.

DESCRIPTION OF BUSINESS PRODUCTS

     Our products are categorized for marketing purposes as follows:

     Boys' Toys

     We offer boys' toys in a wide range of products, many of which are tied to entertainment properties, including Star Wars(R), Batman(R) and Jurassic Park(TM) action figures and accessories. We also offer such classic properties as G.I. Joe(R), Action Man(R), Starting Line-Up(R), The Transformers(R) action figures, the Tonka(R) line of trucks, vehicles including the XRC(R) radio-controlled vehicles and the Nerf(R) line of soft action play equipment. Additionally in 1998, we are offering a range of action figures and accessories using characters associated with DreamWorks' movie, Small Soldiers(TM) and several new collectible figurines of NASCAR(R) drivers and additions to the Winner's Circle(R) line of die cast vehicle assortments.

     Games

     We market games and puzzles under both the Milton Bradley(R) and Parker Brothers(R) brands. Milton Bradley maintains a line of board, strategy and word games, skill and action games, hand-held electronic games and travel games with a diversified line of more than 200 games and puzzles for children and adults. Our staple items include Battleship(R), The Game of Life(R), Scrabble(R), Chutes and Ladders(R), Candy Land(R), Trouble(R), Mousetrap(R), Operation(R), Hungry Hungry Hippos(R), Connect Four(R), Twister(R) and Big Ben(R) Puzzles. We also provide games and puzzles for the entire family, including such games as Yahtzee(R), Parcheesi(R), Aggravation(R), Jenga(R) and Scattergories(R) and Puzz 3-D(R), a series of three dimensional jigsaw puzzles. Items added within the Milton Bradley brand for 1998 include Totally Twister(TM), TV Guide(R) -- The Game, and Fishin' Around(TM), a game for younger players.

     Under the Parker Brothers brand, we market a full line of games for families, children and adults. Our classic line of family board games includes Monopoly(R), Clue(R), Sorry!(R), Risk(R), Boggle(R), Ouija(R) and Trivial Pursuit(R), some of which have been in the Parker Brothers' line for more than 50 years. We also market traditional card games such as Mille Bornes(R), Rook(R) and Rack-O(R), games for adults such as Outburst(R) and Catch Phrase(R), a line of Playskool(R) games for children, as well as a line of puzzles. New under the Parker Brothers brand in 1998 are two electronic hand-held games, Monopoly(R) and Trivial Pursuit(R) as well as Bamboozle(TM), a game for adult play.

     Preschool

     The preschool line focuses on four key brands: Playskool(R); Barney(TM); Arthur(TM); and, launched this year, Teletubbies(TM). The Playskool brand includes such well known products as Mr. Potato Head(R), 1-2-3 Bike(TM) and the "Busy(R)" line of toys, as well as electronic items and sports toys. The Barney brand includes a range of products including Talking Barney(R) and other products featuring the purple dinosaur and his friends. The PBS television show, Arthur, inspired a line of products featuring this child-like aardvark and his sister D.W.(TM). Teletubbies are based on the new PBS series featuring four lovable characters: Dipsy(TM); Po(TM); Laa-Laa(TM); and Tinky Winky(TM).

     Creative Play

     Creative Play items for both girls and boys include such classic lines as Play-Doh(R), Easy-Bake(R) Oven, Tinkertoy(R), Lincoln Logs(R) and the Spirograph(R) design toy. In 1998, we are offering an Easy Bake licensed bake set assortment using the M&M(R) and Oreo(R) brands.

     Girls' Toys

     Our girls' items include the Raggedy Ann(R) and Raggedy Andy(R) line of rag dolls, along with a large doll line which includes Baby Go Bye Bye(TM), and, new in 1998, the McDonaldland(R) Happy Meal(R) Girl Doll. In 1998, we also reintroduced a line of My Little Pony(R) figures and playsets.

     Hasbro Interactive

     Hasbro Interactive, Inc., one of our subsidiaries ("Hasbro Interactive"), develops and markets interactive CD-ROM games based on our traditional games and brands, including Monopoly, Risk, Sorry!, Battleship and, for younger children, a series of Tonka titles, including Tonka Construction(TM) and Tonka Garage(TM). We also produce games using licensed properties such as Frogger(R). In 1998, Hasbro Interactive introduced Wheel of Fortune(R) and expects to introduce Jeopardy(R), both in PC CD-ROM and Sony PlayStation(R) versions. Hasbro Interactive also expects to introduce two interactive playsets and Centipede(R), its first game utilizing the recently acquired rights to the Atari(R) video game library, in 1998. Hasbro Interactive is also continuing to market products, including Falcon(R) 4.0, a flight simulator, and a multiplayer version of Civilization(TM) II from the recently acquired MicroProse, Inc. ("MicroProse"). See "The Company -- Recent Developments -- MicroProse Acquisition."

     Emerging Business Group

     Our emerging business group develops and markets the Larami(R) Super Soaker(R) line of water products, the Koosh(R) range of soft play items and a line of interactive candy, including Sound Bites(TM), a 1998 introduction, which allows one to hear sounds inside one's head while eating the candy.

     Tiger Electronics

     Tiger Electronics, Ltd., one of our subsidiaries ("Tiger"), is a leader in the development and distribution of electronic entertainment, including hand-held and table-top games, toys and learning aids. Tiger's top selling products include TV and family games such as Wheel of Fortune(R) and Jeopardy(R), brain and action games, such as Brain Warp(R), puzzle products like Lights Out(R), an extensive line of Giga Pets(TM), as well as game.com(TM) and Laser Tag(TM). During 1998, Tiger introduced Furby(TM), an electronic interactive pet, and You Don't Know Jack(TM), an electronic table-top version of the popular CD-ROM game.

RECENT DEVELOPMENTS

     MicroProse Acquisition

     In September, we acquired MicroProse, a 17-year publisher of simulation, 3-D action and strategy games for the personal computer for approximately $70 million, including assumed debt and redeemable preferred stock. Prior to a one-time pre-tax charge of $20 million taken in the third quarter of 1998 relating to the expensing of purchased in-process research and development, we expect that the transaction will not be dilutive to earnings in 1998 and will be accretive beginning in 1999.

     Galoob Acquisition

     In September, we also entered into a definitive agreement to acquire Galoob Toys, Inc., an international toy manufacturer whose leading brands include Micro Machines(R) miniature-scale boys' toys,

Star Wars(TM) small-scale figures and vehicles, Spice Girls(TM) fashion dolls, and Pound Puppies(R) mini-dolls. We expect that, subject to the completion of certain conditions in the agreement, the acquisition will be complete in the fourth quarter of 1998, and that the purchase price will be approximately $220 million. We expect the acquisition to be modestly dilutive to earnings in 1998 and accretive beginning in 1999.

     Announcement of Third Quarter Financial Results

     Our third quarter 1998 results are capsulized below. Operating results for the three and nine month periods ended September 27, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 27, 1998. These results are unaudited.

                                       QUARTER ENDED                             NINE MONTHS ENDED
                          ----------------------------------------    ----------------------------------------
                          SEPTEMBER 27, 1998    SEPTEMBER 28, 1997    SEPTEMBER 27, 1998    SEPTEMBER 28, 1997
                          ------------------    ------------------    ------------------    ------------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Revenues............       $945,498(1)           915,533              2,000,375             2,055,203
Net Earnings............       $ 61,330(2)            77,400                 74,576(2)            116,075
Per Common Share
  Net Earnings:
     Basic..............       $   0.47(2)              0.61                   0.56(2)               0.91
     Diluted............       $   0.45(2)              0.57                   0.54(2)               0.87

---------------
(1) Net revenues increased approximately 3% in the quarter, despite the impact of ongoing and recently accelerated changes in inventory flow policies at Toys 'R Us, a key customer, in part due to the acquisition of Tiger in April and increased sales at Hasbro Interactive.

(2) We took a one-time pre-tax charge of $20 million in the third quarter ($13.6 million after tax) to write-off acquired in-process research and development of MicroProse. Prior to this charge, net earnings for the quarter were $74.9 million and diluted earnings per share were $0.55.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges of us and our consolidated subsidiaries for each of the periods indicated:

    SIX MONTHS ENDED IN JUNE(1)                                 FISCAL YEAR(2)
-----------------------------------   -------------------------------------------------------------------
        1998               1997         1997(3)        1996          1995          1994          1993
---------------------   -----------   -----------   -----------   -----------   -----------   -----------
        2.23               4.43          5.66          7.51          5.82          7.58          8.59

---------------
(1) Six months ended on June 28, 1998 and June 29, 1997, respectively.

(2) Fiscal years 1997, 1996, 1995, 1994 and 1993 ended on December 28, 1997,
    December 29, 1996, December 31, 1995, December 25, 1994 and December 26, 1993, respectively.

(3) Includes the impact of $140,000,000 of pre-tax charges relating to our Global Integration and Profit Enhancement program, $125,000,000 of which was reported as a non-recurring restructuring charge and $15,000,000 of which was reflected in cost of sales.

     For the purpose of computing the ratios of earnings to fixed charges: fixed charges include interest, amortization of debt expense and one-third of rentals; and earnings available for fixed charges represent earnings before fixed charges and income taxes.

                                USE OF PROCEEDS

     We intend to use the net proceeds that we receive from the sale of the Notes to repay short term commercial paper primarily incurred (i) in connection with our acquisition of MicroProse and (ii) to fund the balance of the purchase price for our acquisition of substantially all of the business and the operating assets of Tiger Electronics, Inc. and certain of its affiliates. See "The Company -- Recent Developments" and "Capitalization."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected historical financial data for each of the last five fiscal years ended in December and for the six-month periods ended in June 1998 and 1997, respectively. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in our Annual Reports on Form 10-K for the last five fiscal years ended in December and the unaudited consolidated interim financial statements contained in our Quarterly Reports on Form 10-Q for the six-month periods ended in June 1998 and 1997, respectively, including the related notes, incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                                   SIX MONTHS
                                                  YEARS ENDED IN DECEMBER                         ENDED IN JUNE
                                 ----------------------------------------------------------   ---------------------
                                    1997        1996        1995        1994        1993        1998        1997
                                 ----------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                   (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net revenues...................  $3,188,559   3,002,370   2,858,210   2,670,262   2,747,176   1,054,877   1,139,670
Operating profit(1)............  $  235,108     332,267     273,572     295,677     351,188      18,284      63,120
Earnings before income taxes...  $  204,525     306,893     252,550     291,569     325,210      20,070      60,430
Net earnings...................  $  134,986     199,912     155,571     175,033     200,004      13,246      38,675
                                 ==========   =========   =========   =========   =========   =========   =========
Per common share:
  Net earnings:
    Basic......................  $     1.05        1.54        1.18        1.33        1.52        0.10        0.30
    Diluted....................  $     1.02        1.47        1.15        1.28        1.44        0.10        0.30
  Cash dividends declared......  $     0.32        0.27        0.21        0.19        0.16        0.16        0.16
Weighted average number of
common shares outstanding:
    Basic......................     128,726     130,041     131,515     131,703     131,219     132,835     128,223
    Diluted....................     137,569     139,522     140,050     141,667     142,717     138,218     138,158
BALANCE SHEET DATA:
Total assets...................  $2,899,717   2,701,509   2,616,388   2,378,375   2,293,018   3,027,765   2,646,795
Long-term debt.................  $       --     149,382     149,991     150,000     200,510          --     149,040
Shareholder's equity...........  $1,838,117   1,652,046   1,525,612   1,395,417   1,276,683   1,745,760   1,599,031

---------------

(1) The 1997 fiscal year includes $140,000 of pre-tax charges relating to our Global Integration and Profit Enhancement program, $125,000 of which was reported as a non-recurring restructuring charge and $15,000 of which was reflected in cost of sales.

                                 CAPITALIZATION

     The following table sets forth our capitalization and short-term indebtedness at June 28, 1998. The Actual amounts are those reported; the Pro Forma amounts give effect to our issuance of $300 million of long-term debt in July 1998 and the use of the net proceeds of that offering to repay our short term borrowings and the incremental short-term borrowing to effect the acquisition of MicroProse; and the As Adjusted amounts give further effect to the offering of the Notes and our application of the estimated net proceeds of the offering. See "Use of Proceeds." This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes contained in documents incorporated by reference in the accompanying Prospectus.

                                                           JUNE 28, 1998 (UNAUDITED)
                                                    ---------------------------------------
                                                      ACTUAL      PRO FORMA     AS ADJUSTED
                                                    ----------    ----------    -----------
                                                                (IN THOUSANDS)
SHORT-TERM DEBT:
Short-term borrowings.............................  $  527,259    $  300,676    $  201,515
Current maturities of long-term debt..............          --            --            --
                                                    ----------    ----------    ----------
          TOTAL SHORT-TERM DEBT...................  $  527,259    $  300,676    $  201,515
                                                    ==========    ==========    ==========
LONG-TERM DEBT:
5.60% Notes Due 2005..............................  $       --    $       --    $  100,000
6.15% Notes Due 2008..............................          --       150,000       150,000
6.60% Debentures Due 2028.........................          --       150,000       150,000
Other long-term debt..............................          --            --            --
                                                    ----------    ----------    ----------
          TOTAL LONG-TERM DEBT....................  $       --    $  300,000    $  400,000
                                                    ==========    ==========    ==========
SHAREHOLDERS' EQUITY:
Preference stock of $2.50 par value. Authorized
    5,000,000 shares; none issued.................  $       --    $       --    $       --
Common stock of $.50 par value. Authorized
    300,000,000 shares; issued 139,799,011........      69,900        69,900        69,900
Additional paid-in capital........................     488,374       488,374       488,374
Retained earnings.................................   1,449,609     1,449,609     1,449,609
Accumulated other comprehensive earnings..........     (20,076)      (20,076)      (20,076)
Treasury stock, at cost, 7,786,821 shares.........    (242,047)     (242,047)     (242,047)
                                                    ----------    ----------    ----------
          TOTAL SHAREHOLDERS' EQUITY..............  $1,745,760    $1,745,760    $1,745,760
                                                    ----------    ----------    ----------
          TOTAL LONG-TERM DEBT AND SHAREHOLDERS'
             EQUITY...............................  $1,745,760    $2,045,760    $2,145,760
                                                    ==========    ==========    ==========

                           DESCRIPTION OF SECURITIES

     We provide information to you about the Notes in two separate documents that progressively provide more detail: this Prospectus Supplement and the Prospectus. The Notes are to be issued as a series of Debt Securities under the Senior Indenture, which is more fully described in the Prospectus. Since the terms of the Notes may differ from the general information we have provided in the Prospectus and since not all of the features of Debt Securities described in the Prospectus apply to the Notes, you should rely on information in the Prospectus Supplement over information in the Prospectus that is inconsistent with information in the Prospectus Supplement. Capitalized terms not defined in this Prospectus Supplement have the meanings assigned to them in the Prospectus.

GENERAL

     The Notes will be limited to $100,000,000 aggregate principal amount. The Notes will mature on November 1, 2005, are not redeemable prior to maturity and will not be entitled to any sinking fund. Interest at the applicable annual rate set forth on the cover page of this Prospectus Supplement will be payable semiannually on May 1 and November 1, commencing May 1, 1999, to the persons in whose names the Notes are registered at the close of business on April 15 or October 15, as the case may be, preceding such interest payment date. Interest on the Notes will accrue from November 2, 1998 or from the most recent interest payment date to which interest has been paid or provided for to, but excluding, the next interest payment date. The Notes constitute a separate series of Debt Securities under the Senior Indenture (as defined in the Prospectus). The Notes are a new issue of securities with no established trading market. We have not applied for and do not intend to apply for listing of the Notes on any securities exchange.

     The Notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

     The Notes are not Convertible Debt Securities (as defined in the Prospectus). See "Description of Debt Securities -- Conversion" in the Prospectus.

     For a description of the conditions under which we may consolidate or merge with or into another corporation, or sell, convey or lease all or substantially all of our property to another corporation, see "Description of Debt Securities -- Consolidation, Merger, Sale or Conveyance" in the Prospectus.

     We may elect under certain conditions either (A) to defease and be discharged from any and all obligations with respect to the Notes (except as otherwise provided in the Senior Indenture) or (B) to be released from our obligations with respect to the Notes as described in the Prospectus under the headings "Description of Debt Securities -- Restrictions on Secured Debt," and "Description of Debt Securities -- Restrictions on Sale and Leaseback Transactions." For a description of the conditions under which we may make this election, see "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the Prospectus.

     For a description of the Events of Default and certain covenants that apply to us under the Senior Indenture, see "Description of Debt Securities -- Events of Default" and "Description of Debt Securities -- Provisions Applicable Solely to Senior Debt Securities" in the Prospectus.

BOOK-ENTRY PROCEDURES

     The Notes will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. Each Note will be represented by one or more global securities (each a "Global Security") registered in the name of a nominee of DTC and registered in the name of DTC's nominee. Beneficial interests in Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) and by its participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Except as described herein, owners of beneficial interests in the Notes will not be entitled to physical delivery of individual certificates for their Notes in definitive form. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in definitive form and secondary market trading activity in the Notes will therefore settle in immediately available funds.

     Except as set forth below, the Global Securities may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us and the Underwriter as follows: DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriter), banks (including the Trustee, as defined herein) and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by DTC only through Participants or indirect participants.

     Pursuant to procedures established by DTC, (i) when we issue the Notes, DTC will credit the accounts of Participants designated by the Underwriter with the principal amounts of the Notes purchased by the Underwriter, and (ii) ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to the Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Securities is limited to such extent.

     So long as a nominee of DTC is the registered owner of the Global Securities, such nominee for all purposes will be considered the sole owner or holder of the corresponding Notes (a "Holder") under the Senior Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or Holders thereof under the Senior Indenture.

     The Trustee, any Paying Agent and the Security Registrar (each as defined in the Prospectus) will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Notes in the name of DTC's nominee will be made in U.S. dollars by the Trustee to DTC's nominee as the registered owner of the Global Securities. Under the terms of the Senior Indenture, we and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on the Notes and for all other purposes whatsoever. Therefore, neither we, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. DTC has advised us and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown on the records of DTC. Payments by Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the Participants or indirect participants.

     If DTC is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by us within 90 days, we will issue Notes in definitive form in exchange for the Global Securities. In addition, we may at any time determine not to have the Notes represented by Global Securities and, in such event, will issue Notes in definitive form in exchange for the Global Securities. In either instance, an owner of a beneficial interest in the Global Securities will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in the definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupon.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest on the Global Securities will be made by us in immediately available funds.

GOVERNING LAW

     The Senior Indenture and Notes will be governed by, and construed in accordance with, the laws of the State of New York.

TRUSTEE

     The trustee under the Senior Indenture will be Citibank, N.A. (the "Trustee"). The Trustee and its affiliates have performed, and from time to time may perform, other services for us in the normal course of business, including, without limitation, acting as depositories for our funds and making loans and providing other financial accommodations to us.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement, each dated October 28, 1998, we have agreed to sell to Bear, Stearns & Co. Inc. (the "Underwriter"), and the Underwriter has agreed to purchase, $100,000,000 principal amount of the Notes.

     Under the terms and conditions of the Underwriting Agreement and the Terms Agreement, the Underwriter is obligated to take and pay for all of the Notes if any are taken.

     The Underwriter proposes to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of .375% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain brokers and dealers.

     After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

     We do not intend to apply for listing of the Notes on a national securities exchange. The Notes are a new issue of securities with no established trading market. The Underwriter has advised us that it currently intends to make a market in the Notes, although the Underwriter is not obligated to do so and may discontinue such market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

     In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes during and after the offering. Specifically, the Underwriter may over-allot or otherwise create a short position in the Notes for its own account by selling more Notes than have been sold to it by us. The Underwriter may elect to cover any such short position by purchasing Notes in the open market. In addition, such persons may stabilize or maintain the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

     In the ordinary course of their respective businesses, the Underwriter and its affiliates have provided, and may in the future provide, investment banking or commercial banking services to us and certain of our affiliates.

     We estimate that we will spend approximately $65,000 for printing, trustee and legal fees and other expenses relating to the offering.

     We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for us by Phillip H. Waldoks, our Senior Vice President -- Corporate Legal Affairs and Secretary. Mr. Waldoks owns 1,200 shares of Hasbro common stock and has options to purchase 92,312 shares of common stock granted under our employee stock option plans. Certain legal matters with respect to the Notes will be passed upon for any underwriters, dealers or agents by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Mr. Waldoks will rely, as to matters of Rhode Island law, on the opinion of Cynthia S. Reed, our Senior Vice President and General Counsel. For additional information, see "Legal Matters" in the Prospectus.

                                    EXPERTS

     The consolidated financial statements, incorporated by reference and schedule included in our Annual Report on Form 10-K for the fiscal year ended December 28, 1997 incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  HASBRO, INC.

                                DEBT SECURITIES

     Hasbro, Inc. (the "Company") from time to time may offer its notes, debentures or other forms of debt securities (the "Debt Securities") in a principal amount sufficient to result in proceeds to the Company of up to $550,000,000 (or the equivalent in foreign denominated currencies or composite currencies, based upon the applicable exchange rate at the time of sale). The Debt Securities, which may be senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"), may be offered as separate series in amounts, at prices and on other terms to be determined at the time of sale.

     The terms of any series of Debt Securities in respect of which this Prospectus is being delivered, including, where applicable, the specific designation, aggregate principal amount, denomination, maturity, premium, if any, interest rate (which may be fixed or variable) and time of payment of interest, if any, terms for any redemption at the option of the Company or the Holder, terms, if any for conversion into Common Stock, par value $.50 per share, of the Company ("Common Stock"), terms for any mandatory redemption or sinking fund payments, the initial public offering price, any listing on a securities exchange and the other terms in connection with the offering and sale of such series of Debt Securities will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY
                   OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                            ------------------------

     The Company may sell Debt Securities directly or through agents designated from time to time or to or through one or more underwriters or dealers. The names of any underwriters, dealers or agents involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the applicable commissions or other compensation to be paid to any underwriters, dealers or agents will be set forth in the Prospectus Supplement. See "Plan of Distribution."

     As used herein, Debt Securities shall include securities denominated in United States dollars or, at the option of the Company, if so specified in the applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

                            ------------------------

                 The date of this Prospectus is June 24, 1998.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE DEBT SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; 7 World Trade Center, Suite 1300, New York, New York 10048; and copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, certain of the Company's securities are listed on the American Stock Exchange and reports, proxy statements and other information concerning the Company may be inspected at the offices of that stock exchange, 86 Trinity Place, New York, New York 10006.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997.

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998.

     (c) The Company's Current Reports on Form 8-K dated April 1, 1998 and April 16, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contained in this Prospectus shall be deemed to be modified or superceded for purposes of this Prospectus to the extent any statement continued herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. This Prospectus does not contain all information set forth in the Registration Statement of which this Prospectus forms a part which the Company has filed with the Commission and to which reference is hereby made.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents not specifically incorporated by reference herein. Requests for such copies should be directed to: Hasbro, Inc., 1027 Newport Avenue, Pawtucket, Rhode Island, 02861, Attention: Cynthia S. Reed, or by telephone to Cynthia S. Reed at 401-431-8697.

                                  THE COMPANY

     Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool(R), Kenner(R), Tonka(R), OddzOn(R), Super Soaker(R), Milton Bradley(R), Parker Brothers(R), Tiger(TM) and Hasbro Interactive(TM) products provide children and families with what the Company believes to be the highest quality and most recognizable toys and games in the world.

     The Company was incorporated under the laws of the State of Rhode Island on January 8, 1926. The Company's principal office is at 1027 Newport Avenue, Pawtucket, Rhode Island 02861, and the Company's telephone number is (401) 431-8697. For purposes of the preceding paragraph, the Company means Hasbro, Inc. and its subsidiaries. Elsewhere herein the Company means Hasbro, Inc. unless the context otherwise requires.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges of the Company and its consolidated subsidiaries for each of the periods indicated.

FISCAL QUARTERS ENDED
     IN MARCH(1)                      FISCAL YEAR(2)
----------------------       --------------------------------
   1998        1997          1997   1996   1995   1994   1993
----------  ----------       ----   ----   ----   ----   ----
3.05           5.94          5.66   7.51   5.82   7.58   8.59

---------------
(1) Fiscal quarter ended on March 29, 1998 and March 30, 1997.

(2) Fiscal years 1997, 1996, 1995, 1994 and 1993 ended on December 28, 1997,
    December 29, 1996, December 31, 1995, December 25, 1994 and December 26, 1993, respectively.

     For the purpose of computing the ratios of earnings to fixed charges: fixed charges include interest, amortization of debt expense and one-third of rentals; and earnings available for fixed charges represent earnings before fixed charges and income taxes.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debt Securities will be used for working capital, to repurchase outstanding shares of the Company's Common Stock and for acquisitions. Any specific allocation of the net proceeds of an offering of Debt Securities to a specific purpose will be described in the applicable Prospectus Supplement.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be general unsecured obligations of the Company. The Debt Securities will be issued either as Senior Debt Securities or as Subordinated Debt Securities. Both Senior Debt Securities and Subordinated Debt Securities may be issued as convertible Debt Securities ("Convertible Debt Securities") which, unless previously redeemed or otherwise purchased, will be convertible into shares of the Company's common stock, par value $.50 per share (the "Common Stock").

     The Senior Debt Securities are to be issued under an indenture (the "Senior Indenture") between the Company and a banking institution, as trustee. The Subordinated Debt Securities are to be issued under an indenture (the "Subordinated Indenture") between the Company and a banking institution, as trustee. In this Prospectus, the Senior Indenture and the Subordinated Indenture are sometimes collectively referred to as the "Indentures" and individually as an "Indenture," and the trustees thereunder are sometimes collectively referred to as the "Trustees" and individually as a "Trustee." The forms of the indentures are filed at exhibits to the Registration Statement of which this Prospectus is a part.

     The following description of the terms of the Indentures and the Debt Securities sets forth certain general terms and provisions of the Indentures and the Debt Securities to which any Prospectus Supplement may relate. The terms of any particular series of Debt Securities offered by any Prospectus Supplement (the "Notes") and the extent, if any, to which such general provisions may apply to the Notes will be described in the Prospectus Supplement relating to such Notes. The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indentures are referred to, such sections or defined terms shall be incorporated herein by reference. The Indentures are substantially identical, except for certain covenants of the Company applicable to the Senior Indenture and provisions relating to subordination. See "Provisions Applicable Solely to Senior Debt Securities" and "Provisions Applicable Solely to Subordinated Debt Securities." Certain terms defined in the Indentures are capitalized herein, and particular section numbers refer to sections in the Inden-tures.

     The Debt Securities will be obligations exclusively of the Company. Because significant operations of the Company are currently conducted through subsidiaries, the cash flows of the Company are dependent in part upon the cash flows of such subsidiaries and the availability of those cash flows to the Company. In addition, the payment of dividends, distributions and certain loans and advances to the Company by its subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such subsidiaries and are subject to various business considerations.

     Any right of the Company to receive assets of any of its subsidiaries upon their liquidation, reorganization or recapitalization (and the consequent right of the Holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of the creditors and any preferred shareholders of the respective subsidiaries (which creditors would include trade creditors and in the future may include lenders of additional debt for borrowed money), except to the extent that the Company is itself recognized as a creditor of any such subsidiary, in which case the claims of the Company would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     Unless otherwise indicated in a Prospectus Supplement relating to any Notes, the covenants contained in the Indentures or the Notes would not afford Holders of the Notes protection in the event of a highly leveraged or other transaction involving the Company or its subsidiaries that may adversely affect the Holders.

GENERAL

     The Debt Securities may be issued from time to time in separate series in amounts, at prices and on other terms to be determined at the time of sale. The Indentures will not limit the amount of Debt Securities which may be issued thereunder.

     Reference is made to the Prospectus Supplement which will describe the following terms of the Notes: (a) the title of the Notes; (b) classification of the Notes as Senior Debt Securities or Subordinated Debt Securities and any limit on the aggregate principal amount of the Notes; (c) whether the Notes are Convertible Debt Securities and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate, the conversion period and other conversion provisions in addition to or in lieu of those described herein; (d) the date or dates on which the Notes will mature and/or the method by which such date or dates will be determined; (e) the rate or rates (which may be fixed or variable) per annum at which the Notes will bear interest, if any, and the date from which such interest will accrue and/or the method by which such rate or rates will be determined; (f) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (g) any mandatory or optional sinking fund or purchase fund or analogous provisions; (h) if applicable, the period or periods within which, or the date on which and the price or prices at which, the Notes may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or the Holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (i) the place or places of payment of principal of (and premium, if any) and interest, if any, on the Notes and the place or places where the Notes may be presented for transfer and, if applicable, conversion;
(j) whether the Notes are issuable as Registered Securities, Bearer Securities or both, and the terms upon which Bearer Securities may be exchanged for Registered Securities; (k) special provisions relating to the issuance of any Bearer Securities of any series; (l) the currency in Dollars, Foreign Currency or any composite currency of any series in which the Notes will be denominated or in which principal (premium, if any) and interest, if any, in respect thereof may be payable; (m) any deletions from, changes in or additions to Events of Default or covenants of the Company in the applicable Indenture; (n) the form of Debt Securities and Coupons, if any; and (o) any other terms of the Notes. (Section 3.01 of the Indentures)

     The Debt Securities will be issuable as Registered Securities, as Bearer Securities or both. Debt Securities of a series may be issuable in global form, as described below under "Global Securities." Unless the Prospectus Supplement relating thereto specifies otherwise, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof, and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 or any integral multiple thereof. (Section 3.02 of the Indentures)

     Debt Securities may be presented for exchange, and Registered Securities (other than a Book-Entry Security) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of any transfer agent or at the office of the Security Registrar, without service charge and upon payments of any taxes and other governmental charges as described in the Indentures. Such registration of transfer or exchange will be effected upon the transfer agent or the Security Registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request. (Section 3.05 of the Indentures) Bearer Securities will be transferable by delivery.

     Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. If the Notes are Original Issue Discount Securities, the special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 1.01 of the Indentures)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Registered Securities will be made in the designated currency at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment. (Sections 3.07 and 10.02 of the Indentures)

     Payment of principal of, premium, if any, and interest, if any, on Bearer Securities will be payable in the currency or composite thereof and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The Paying Agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain at least one Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain a Paying Agent in a Place of Payment outside the United States where Debt Securities of such series and any Coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series. (Section 10.02 of the Indentures)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A Debt Security may be issued in either registered or bearer form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole by the Depositary for such Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If any Debt Security of a series is issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal and interest, if any, on any such global Debt Security and the specific terms of the depositary arrangement with respect to any such global Debt Security. (Section
3.05 of the Indentures)

WAIVER, MODIFICATIONS AND AMENDMENT

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any particular series may waive past defaults with respect to such series. (Section 6.12 of the Indentures) The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities (voting as a class and not by individual series) under the Senior Indenture or, in case less than all of the several series of Outstanding Senior Debt Securities are affected, the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of each series affected (voting as a single class), may waive the Company's compliance with certain restrictive provisions of the Senior Indenture. (Section 10.07 of the Senior Indenture) In order to determine the aggregate principal amount of any Outstanding Debt Securities not payable in U.S. dollars, the principal amount of the Debt Securities shall be deemed to be that amount of Dollars that could be obtained for such principal amount based on the spot rate of exchange for such Foreign Currency or such currency unit as determined by the Company or by an authorized exchange rate agent. (Section 1.01 of the Indentures)

     Modification and amendment of an Indenture may be made by the Company and the applicable Trustee (i) with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities thereunder (voting as a class and not by individual series), or (ii) in case less than all of the several series of Debt Securities then Outstanding thereunder are affected by the modification or amendment, with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of all series so affected (voting as a single class and not by individual series), provided that no such modification or amendment may, without the consent of the Holder of each Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on, any Debt Security; (b) reduce the principal amount of, or the rate of interest, if any, on, or any premium payable upon the redemption of, any Debt Security, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof; (c) change the currency of payment, or delete any country from Places of Payment, of principal or premium, if any, or interest, if any, on any Debt Security (other than any such country in which, in the good faith determination of the Board of Directors of the Company, the functions to be performed in the Places of Payment in such country are no longer practicably performable); (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) if applicable, make any change that adversely affects the right to convert any Debt Security or (except as provided in the applicable Indenture) decrease the conversion rate or increase the conversion price of any Debt Security; (f) modify, in the case of the Subordinated Indenture, the provisions relating to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders of the Subordinated Debt Securities; (g) reduce the percentages of Holders of Debt Securities of any particular series necessary to amend or supplement such Indenture or waive defaults or compliance as specified in this or the preceding paragraph; or (h) modify the foregoing requirements. Any modification or amendment which changes or eliminates any covenant or other provision of an Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the Holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities of any other series. (Section 9.02 of the Indentures)

EVENTS OF DEFAULT

     The following events are Events of Default under the Indentures with respect to any particular series of Debt Securities issued thereunder: (a) default in payment of any principal of (or premium, if any, on) any Debt Security of that series, or default in the deposit of any sinking fund payment on any Debt Security of that series, when due; (b) default in the payment of any interest, if any, on any Debt Security of that series when due, continued for 30 days; (c) default in the performance, or breach, of any other covenant of the Company (other than a covenant included in the applicable Indenture solely for the benefit of series of Debt Securities other than the series in respect of which the Event of Default is being determined), continued for 90 days after written notice as provided in the Indentures; (d) certain events of bankruptcy, insolvency or reorganization under federal or state laws of the United States, involving the Company or a Significant Subsidiary; (e) acceleration of Indebtedness of the Company or any Significant Subsidiary aggregating more than $50 million so that such Indebtedness becomes due prior to the date which the same would otherwise become due and payable, unless such acceleration is rescinded, annulled or otherwise cured; (f) final and nonappealable judgments or orders to pay, in the aggregate at any one time, more than $50 million rendered by a court of competent jurisdiction against the Company or a Significant Subsidiary, continued for 90 days (during which execution shall not be effectively stayed or bonded) without discharge or reduction to $50 million or less; and (g) any other Events of Default provided with respect to Debt Securities of that series. (Section 6.01 of the Indentures) As used in this paragraph, the term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X of the Commission as in effect on June 1, 1998 (i.e., a subsidiary, together with its subsidiaries, that satisfies any of the following conditions, subject to certain exceptions: (i) the Company and its other subsidiaries' investments in and advances to the subsidiary exceed 10% of the total consolidated assets of the Company and its subsidiaries (such total consolidated assets being computed as of the end of the most recently completed fiscal year), (ii) the Company and its other subsidiaries' proportionate share of the total assets of the subsidiary exceeds 10% of the total consolidated assets of the Company and its subsidiaries (such total consolidated assets being computed as of the end of the most recently completed fiscal year) or (iii) the Company and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such consolidated income of the Company and its subsidiaries (such total consolidated income being computed as of the end of the most recently completed fiscal year).

     If, with respect to Debt Securities of any series at the time Outstanding, an Event of Default shall occur and be continuing, then and in every such case (unless the principal of all the Debt Securities of that series shall have already become due and payable) the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare to be due and payable immediately by a notice in writing to the Company (and to the applicable Trustee if given by Holders) the entire principal amount, or, in the case of Original Issue Discount Securities, such portion of the principal amount as may be provided for in such Debt Securities, of all the Debt Securities of that series; provided that no such notice or declaration shall be required in the case of an Event of Default with respect to the Company referred to in clause (d) of the preceding paragraph. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, by written notice to the Company and the applicable Trustee, may, subject to certain conditions, rescind and annual such declaration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all other Events of Default have been cured or waived. (Section 6.02 of the Indentures)

     No Holder of any Debt Securities of any particular series shall have any right to institute any proceeding with respect to the Indentures or for any remedy thereunder, unless such Holder previously shall have given to the applicable Trustee written notice of a default with respect to that series and unless the Holders of at least 25% of the principal amount of Outstanding Debt Securities of that series also shall have made written request upon the applicable Trustee, and have offered reasonable indemnity, to institute such proceeding as trustee, and the applicable Trustee shall not have received directions inconsistent with such request in writing by the Holders of a majority in principal amount of Outstanding Debt Securities of that series and shall have failed to institute such proceeding within 60 days. However, the right of any Holder of any Debt Security to enforce the payment of principal and interest due on such Debt Security on or after the dates expressed in such Debt Security, may not be impaired or affected. (Section 6.07 of the Indentures)

     The Company will be required to furnish to each Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the related Indenture.

     The Trustee will, with certain exceptions, give the Holders notice of all Events of Default known to the Trustee, within 90 days after the occurrence thereof.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide, if such provision is made applicable to the Debt Securities of any series pursuant to Section 3.01 of the applicable Indenture, that the Company may elect under certain conditions either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities (except as otherwise provided in the applicable Indenture) ("defeasance") or (B) with respect to any such series of Senior Debt Securities, to be released from its obligations with respect to such Senior Debt Securities described below under "Restrictions on Liens," and "Restrictions on Sale and Leaseback Transactions," ("covenant defeasance") upon the irrevocable deposit with the applicable Trustee, in trust for such purpose, of money, and/or U.S. Government Obligations and/or, if so specified with respect to such series, Foreign Government Securities (each as defined) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel to the effect that (i) the Holders of such Debt Securities will not recognize income, gain or loss, for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service) and (ii) if the deposit referred to above shall include U.S.

Government Obligations or Foreign Government Securities, such deposit shall not result in the Company, the Trustee or such trust being regulated as an "investment company," under the Investment Company Act of 1940. (Article Five of the Indentures) The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to Debt Securities of a particular series.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     Under each Indenture, a consolidation or merger of the Company with or into another corporation, or the sale, conveyance or lease of all or substantially all of the Company's property to another corporation is permitted provided that
(i) the Person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof; (ii) the corporation (if other than the Company) assumes payment of the principal of (and premium, if any) and interest, if any, on the Outstanding Debt Securities and Coupons and the performance and observance of all the covenants and conditions of such Indenture; (iii) the corporation (if other than the Company) delivers to the applicable Trustee a supplemental indenture providing for preservation of conversion rights, if any; and (iv) the Company shall have delivered to the applicable Trustee an Officers' Certificate and an Opinion of Counsel, each stating that the consolidation, merger, sale, conveyance or lease and such supplemental indenture comply with Article Eight of the applicable Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In addition, in the case of Senior Debt Securities, if, upon or as a result of any such consolidation, merger, sale, conveyance or lease, or upon any acquisition by the Company by purchase or otherwise of all or any part of the properties of any other Person, any Principal Property or any shares of capital stock or indebtedness of any Subsidiary owned by the Company or any Subsidiary immediately prior thereto would thereupon become subject to any mortgage, security interest, pledge or lien or encumbrance not permitted by the covenant described under "Provisions Applicable Solely to Senior Debt Securities -- Restrictions on Liens," the Company immediately prior to such consolidation, merger, sale, conveyance, lease or acquisition shall, by supplemental indenture, secure the due and punctual payment of the principal of, and premium, if any, and interest, if any, on the Senior Debt Securities then outstanding (equally and ratably with any other indebtedness entitled thereto immediately following such transaction). (Section 8.01 of the Indentures and
Section 8.03 of the Senior Indenture)

CONVERSION

     The Indentures may provide for a right of conversion (or mandatory conversion at the option of the Company) of Debt Securities into Common Stock (or cash in lieu thereof). The following provisions will apply to Debt Securities that are Convertible Debt Securities unless otherwise provided in the Prospectus Supplement for such Debt Securities.

     The Holder of Convertible Debt Securities which are convertible at the option of the holder will have the right exercisable at the time or times described in the Prospectus Supplement, unless such Convertible Debt Securities are previously redeemed or otherwise purchased by the Company, to convert such Convertible Debt Securities into shares of Common Stock at the conversion price set forth in the Prospectus Supplement, subject to adjustment. The Holder of such Convertible Debt Securities may convert any portion thereof which is $1,000 in principal amount or any integral multiple thereof, except as otherwise specified in the Prospectus Supplement. The Holder of any Convertible Debt Securities which are mandatorily convertible into shares of Common Stock at the option of the Company will receive, upon the exercise of such option by the Company, in exchange for such Convertible Debt Securities, shares of Common Stock upon the terms, and subject to the conditions, set forth in the applicable Prospectus Supplement. (Section 4.02 of the Indentures)

     In certain events, the conversion price will be subject to adjustment as set forth in the Indentures. Such events include the issuance of shares of Common Stock of the Company as a dividend or distribution on the Common Stock; subdivisions, combinations and reclassifications of the Common Stock; the issuance generally to holders of Common Stock of rights, options or warrants entitling the holders thereof (for a period not exceeding 45 days) to subscribe for or purchase shares of Common Stock at a price per share less than the then current market price per share of Common Stock (as defined in the Indentures); and the distribution generally to holders of Common Stock of evidences of indebtedness, equity securities (including equity interests in the Company's subsidiaries) other than Common Stock, or other assets (excluding cash dividends paid from earned surplus or current net earnings but including Extraordinary Cash Dividends) or subscription rights or options or warrants entitling holders to subscribe for securities (other than those referred to above). In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase securities of the Company applicable to one share of Common Stock distributed to shareholders exceeds the current market price per share of Common Stock, or such current market price exceeds such fair market value of such portion of assets, debt securities or right, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the Holder of a Convertible Debt Security upon conversion thereof will be entitled to receive, in addition to the shares of Common Stock into which such Convertible Debt Security is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that such Holder would have received if such Holder had converted such Convertible Debt Security immediately prior to the record date for determining the shareholders entitled to receive the distribution. No adjustment of the conversion price will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price; provided, however, that any adjustments not made because of such provision will be carried forward and taken into account in any subsequent adjustment. (Section 4.04 of the Indentures)

     With respect to the Rights distributed under the Company's Rights Plan described below under "Certain Anti-Takeover Provisions," and/or in the event that the Company distributes any other rights or warrants (other than those referred to in the preceding paragraph) ("Additional Rights") pro rata to holders of Common Stock, so long as any such Rights or Additional Rights have not expired or been redeemed, the Holder of any Convertible Debt Security surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of Rights or Additional Rights to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of Rights or Additional Rights of separate certificates evidencing such Rights or Additional Rights (the "Distribution Date"), the same number of Rights or Additional Rights to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the Rights or Additional Rights and (ii) if such conversion occurs after such Distribution Date, the same number of Rights or Additional Rights to which a holder of the number of shares of Common Stock into which such Convertible Security was convertible immediately prior to such Distribution Date would have been entitled to receive on such Distribution Date in accordance with the terms and provisions of and applicable to the Rights or Additional Rights. The conversion price of the Convertible Debt Securities will not be subject to adjustment on account of any declaration, distribution or exercise of such Rights or Additional Rights. (Section 4.04 of the Indentures)

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based on the then current market price for the Common Stock. (Section 4.03 of the Indentures) Upon conversion, no payments or adjustments will be made for accrued interest on Convertible Debt Securities or dividends. A Convertible Debt Security surrendered for conversion between the record date for an interest payment and the interest payment date (except a Convertible Debt Security to be redeemed on a redemption date during such period) must be accompanied by payment of an amount equal to the interest which the registered Holder is to receive thereon (or the portion thereof to be converted) and interest payable on such interest payment date shall, notwithstanding such conversion, be payable on such interest payment date to the Holder on such record date. (Sections 3.07 and 4.02 of the Indenture)

     In the case of any consolidation or merger of the Company with or into any other person (with certain exceptions) or any sale or transfer of all or substantially all the assets of the Company, the Holder of Convertible Debt Securities, after the consolidation, merger, sale or transfer, will have the right to convert such Convertible Debt Securities only into the kind and amount of securities, cash and other property which the Holder would have been entitled to receive upon such consolidation, merger, sale or transfer, if the Holder had held the Common Stock issuable upon conversion of such Convertible Debt Securities immediately prior to such consolidation, merger, sale or transfer. (Section 4.05 of the Indentures)

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. Senior Debt Securities will be issued under the Senior Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

     Certain Definitions. For purposes of the following discussion, the following definitions are applicable. (Article One of the Senior Indenture)

     "Attributable Debt" in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by the Company) of the obligation of the lessee thereunder for rental payments during the remaining term of such lease.

     "Consolidated Net Tangible Assets" means, as determined at any time, the aggregate amount of assets included on a consolidated balance sheet of the Company and its Subsidiaries (less applicable reserves), after deducting therefrom (a) all current liabilities of the Company and its Subsidiaries (which includes current maturities of long-term indebtedness) and (b) the total of the net book values of all assets of the Company and its Subsidiaries properly classified as intangible assets under generally accepted accounting principles, in each case as of the end of the last fiscal quarter for which financial information is available at the time of such calculation.

     "Funded Debt" means all indebtedness which by its terms matures more than 12 months after the time of the computation of the amount thereof or which is extendible or renewable at the option of the obligor on such indebtedness to a time more than 12 months after the time of the computation of the amount thereof or which is classified, in accordance with generally accepted accounting principles in effect on June 1, 1998, on a corporation's balance sheet as long-term debt.

     "Principal Property" means any real property, manufacturing plant, warehouse, office building or other physical facility or other like depreciable physical assets of the Company or of any Subsidiary, whether owned at or acquired after the date of the Senior Indenture, having a net book value at the time of the determination in excess of the greater of 5% of Consolidated Net Tangible Assets or $50 million other than, in each case, any of the same which in the good faith opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Subsidiaries as a whole. As of the date of this Prospectus none of the Company's assets constitute Principal Property as defined above.

     "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing or use by the Company or any Subsidiary of any Principal Property, whether owned at the date of the Indenture or thereafter acquired (except for temporary leases of a term, including any renewal period, of not more than three years), which Principal Property has been or is to be sold or transferred by the Company or a Subsidiary to a Person with an intention of taking back a lease of such property.

     "Secured Debt" means indebtedness (other than indebtedness among the Company and its Subsidiaries) for money borrowed by the Company or a Subsidiary which is secured by (a) a mortgage or other lien on any Principal Property or
(b) a pledge, lien or other security interest on any shares of stock or evidences of indebtedness of a Subsidiary. If any amount of such indebtedness described in the parenthetical in the preceding sentence and held by the Company or a Subsidiary is transferred in any manner to any Person other than the Company or a Subsidiary, such amount shall be deemed to be Secured Debt issued on the date of transfer.

     "Subsidiary" means any corporation of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own a majority (by number of votes) of the outstanding voting securities having voting power under ordinary circumstances to elect the directors of such corporation.

     Restrictions on Secured Debt. The Company and its Subsidiaries are prohibited from creating, incurring, assuming or guaranteeing any Secured Debt without, so long as any such indebtedness shall be so secured, securing the Senior Debt Securities of such series and any other indebtedness of or guaranteed by the Company or any such Subsidiary then entitled thereto equally and ratably with or, at the option of the

Company, prior to such Secured Debt. The foregoing restrictions are not applicable to (i) any mortgage, security interest, pledge, lien or encumbrance on any property hereafter acquired, improved or constructed by the Company or a Subsidiary and created within 180 days after such acquisition (or, in the case of property constructed or improved, within 180 days after the completion and commencement of commercial operation of such property) to secure or provide for the payment of all or any part of the purchase or construction price of such property, (ii) any mortgage, security interest, pledge, lien or encumbrance existing on property at the time of acquisition by the Company or a Subsidiary,
(iii) any mortgage, security interest, pledge, lien or encumbrance existing on the property or on the outstanding shares of indebtedness of a corporation at the time it becomes a Subsidiary (but not created in anticipation of the transaction in which such corporation becomes a Subsidiary), (iv) any mortgage, security interest, pledge, lien or encumbrance on the property, shares or indebtedness of a corporation existing at the time such corporation is merged or consolidated with the Company or a Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Subsidiary (but not created in anticipation of any such transaction), (v) any mortgage, security interest, pledge, lien or encumbrance in favor of governmental bodies to secure certain payments of indebtedness or (vi) extensions, renewals or replacements of the foregoing. (Section 10.09 of the Senior Indenture).

     Notwithstanding the foregoing restrictions, the Company and any one or more Subsidiaries may create, incur, assume or guarantee Secured Debt (including, for purposes of this paragraph, pursuant to a transaction to which the covenant described in the second sentence under "Consolidation, Merger, Sale or Conveyance" applies) not otherwise permitted or excepted without equally and ratably securing the Senior Debt to the extent that the sum of (a) the amount of all Secured Debt then outstanding (other than Secured Debt referred to in the immediately preceding paragraph and Secured Debt deemed outstanding under the second sentence of "Consolidation, Merger, Sale or Conveyance" in connection with which the Company secures obligations on the Senior Debt Securities then outstanding in accordance with the provisions of such second sentence after giving effect thereto) plus (b) the amount of Attributable Debt in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions in respect of which amounts equal to the Attributable Debt relating to the transactions shall have been applied, within 180 days after the effective date of such Sale and Leaseback Transaction, to the prepayment or retirement of Senior Debt Securities or certain other indebtedness for money borrowed which was recorded as Funded Debt of the Company or a Subsidiary and Sale and Leaseback Transactions in which the property involved would have been permitted to be subjected to a mortgage, security interest, pledge, lien or encumbrance as described in the last sentence of the preceding paragraph), does not at the time exceed the greater of 10% of Consolidated Net Tangible Assets or $100 million. (Section 10.09 of the Senior Indenture)

     Restrictions on Sale and Leaseback Transactions. Sale and Leaseback Transactions by the Company or any Subsidiary of any Principal Property are prohibited unless at the effective time of such Sale and Leaseback Transaction
(a) the Company or such Subsidiary would be entitled, without equally and ratably securing the Senior Debt Securities, to incur Secured Debt secured by a mortgage or security interest on the Principal Property to be leased pursuant to "Restrictions on Secured Debt" above, or (b) the Company or such Subsidiary would be entitled, without equally and ratably securing the Senior Debt Securities, to incur Secured Debt in an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction, or (c) the Company shall apply an amount equal to such Attributable Debt, within 180 days after the effective date of such Sale and Leaseback Transaction, to the prepayment or retirement of Senior Debt Securities or certain other indebtedness for borrowed money which was recorded as Funded Debt of the Company and its Subsidiaries, including the prepayment or retirement of any mortgage, lien or other security interest in such Principal Property existing prior to such Sale and Leaseback Transaction. The aggregate principal amount of such Senior Debt Securities or such other indebtedness required to be so retired will be reduced by the aggregate principal amount of (a) any Senior Debt Securities delivered within 180 days after the effective date of any such Sale and Leaseback Transaction to the Trustee for retirement and (b) such other indebtedness retired by the Company or a Subsidiary within 180 days after the effective date of such Sale and Leaseback Transactions. (Section 10.11 of the Senior Indenture)

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Subordination. The indebtedness evidenced by the Subordinated Debt Securities will be subordinate in right of payment to the extent set forth in the Subordinated Indenture to all existing and future Senior Indebtedness (as defined below) of the Company. Upon any distribution of assets of the Company in any dissolution, winding down, liquidation or reorganization of the Company (whether in an insolvency or bankruptcy proceeding or otherwise), payment in full must be made on such Senior Indebtedness before any payment is made on or in respect of the Subordinated Debt Securities. Upon the happening and during the continuance of a default in payment of principal of or sinking fund installments, if any, due with respect to, or interest on, any Senior Indebtedness, no payment of principal, interest or premium, if any, may be made by the Company upon or in respect of the Subordinated Debt Securities unless and until such default shall have been remedied, nor shall any such payment be made if after giving effect, as if paid, to such payment any such default would exist. No such subordination will prevent the occurrence of any Event of Default. (Sections 13.02 and 13.03 of the Subordinated Indenture)

     "Senior Indebtedness" means the principal of and premium, if any, and interest (whether accruing before or after filing of any petition in bankruptcy or any similar proceeding by or against the Company) on any Indebtedness of the Company, whether outstanding on the date of issuance of the applicable series of Subordinated Debt Securities or thereafter incurred, assumed or guaranteed; excluding, however, (i) the Subordinated Debt Securities, (ii) any Indebtedness of the Company which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or pari passu with the Subordinated Debt Securities. "Indebtedness" means (1) any liability of any Person (a) for borrowed money, (b) evidenced by a note, debenture or similar instrument (including an obligation with or without recourse) issued in connection with the acquisition (whether by way of purchase, merger, consolidation or otherwise) of any business, real property or other assets (other than inventory or similar property acquired in the ordinary course of business) or (c) for the payment of money relating to a Capital Lease Obligation (as defined in the Subordinated Indenture); (2) any liability of others described in the preceding clause (1) which the Person has guaranteed or which is otherwise its legal liability or (3) any amendment, renewal, extension or refunding of any such liability.

     The Indentures do not limit the amount of additional Indebtedness, including Senior Indebtedness or Indebtedness ranking pari passu with the Subordinated Debt Securities, which the Company or any Subsidiary can create, incur, assume or guarantee. As a result of these subordination provisions and the requirement that certain payments be paid over to Holders of Senior Indebtedness, in the event of insolvency, Holders of the Subordinated Debt Securities may recover less ratably than general creditors of the Company. (Section 13.02 of the Subordinated Indenture)

                          DESCRIPTION OF CAPITAL STOCK

     The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's articles of incorporation, as amended (the "Articles of Incorporation"), and by-laws, as amended (the "By-Laws"). These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Articles of Incorporation and the By-Laws. The Articles of Incorporation and the By-Laws are hereby incorporated herein by reference.

GENERAL

     The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, par value $.50 per share, and 5,000,000 shares of Preference Stock, par value $2.50 per share (the "Preference Stock"). The Company's Articles of Incorporation authorize the Company's Board of Directors (the "Board of Directors") to provide for the issuance, from time to time, of series of Preference Stock, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. No shares of Preference Stock are outstanding as of the date hereof. However, 100,000 shares of Series B Junior Participating Preference Stock, par value $2.50 per share, of the Company (the "Junior Preference Stock") have been authorized and reserved for issuance in connection with the preference stock purchase rights (the "Rights") described in "Description of Rights and Junior Preference Stock."

VOTING RIGHTS

     Each holder of Common Stock is entitled to one vote for each share registered in the holder's name on the books of the Company on all matters submitted to a vote of shareholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. The shares of Common Stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of Preference Stock which may at the time be outstanding, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected in a particular year if they choose to do so. In such event, the holders of the remaining Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors.

DIVIDEND RIGHTS

     Subject to the rights of the holders of outstanding Preference Stock, if any, the holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor.

LIQUIDATION RIGHTS AND OTHER PROVISIONS

     Subject to the prior rights of creditors and the holders of outstanding Preference Stock, if any, the holders of the Common Stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

     The Common Stock is fully paid and is not liable to any calls or assessments and is not convertible into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock, and, in accordance with the Rhode Island Business Corporation Act and the Articles of Incorporation, there are no preemptive rights.

     BankBoston, N.A. acts as transfer agent and registrar for the Common Stock.

DIRECTORS' LIABILITY

     The Articles of Incorporation provide that, to the fullest extent permitted by the Rhode Island Business Corporation Act, a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for any breach of the director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock purchases or (iv) for any transaction from which the director derived an improper personal benefit (other than such transactions permitted under Section 7-1.1-37 of the Rhode Island Business Corporation Act). In addition, the By-Laws include certain provisions whereby directors and officers of the Company generally shall be indemnified against certain liabilities to the fullest extent permitted or required by the Rhode Island Business Corporation Act.

                        CERTAIN ANTI-TAKEOVER PROVISIONS

     The provisions of the Articles of Incorporation summarized in the succeeding paragraphs could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors. They may, however, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     The Board of Directors is divided into three classes that are elected for staggered three-year terms. Directors can be removed from office only for cause and, with certain exceptions, only with the approval of a majority vote of the entire Board of Directors or by the affirmative vote of holders of a majority of the then outstanding shares of capital stock of the Company entitled to vote for such directors. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the shareholders.

     Pursuant to the Articles of Incorporation, the Board of Directors by resolution may establish one or more series of Preference Stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

     The Articles of Incorporation also provide that any action required or permitted to be taken by the shareholders of the Company may be effected only at an annual or special meeting of shareholders, or by the unanimous written consent of shareholders.

     The Articles of Incorporation require (i) an 80% vote of all outstanding Company shares entitled to vote, including a majority vote of all disinterested shareholders, (ii) the approval of a majority of the entire Board of Directors, including the affirmative vote of a majority of the "Continuing Directors" (as defined in the Articles of Incorporation), and (iii) the satisfaction of certain procedural requirements which are intended to assure that shareholders are treated fairly under the circumstances, in order to approve certain extraordinary corporate transactions (such as a merger, consolidation or sale of all or substantially all assets) with an Interested Person. The 80% vote will not be required and, in accordance with the Rhode Island Business Corporation Act, only a majority vote of shareholders will generally be required if such a transaction is approved by a majority of the entire Board of Directors, including the affirmative vote of at least two-thirds of the Continuing Directors.

     The Rights attach to all certificates representing outstanding shares of Common Stock and will attach to any shares of Common Stock which are issued by the Company upon conversion of any Convertible Debt Securities. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than as described below) has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or any subsidiary) becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a Person becoming an Acquiring Person. The term "Acquiring Person" does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary or the Hassenfeld Group (which includes the Chairman and Chief Executive

Officer of the Company, a director of the Company and certain other members of the Hassenfeld Family and certain related entities).

     The Rights are not exercisable until the Distribution Date, if any, and will expire on June 30, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier exchanged or redeemed by the Company, in each case, as described below.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. From and after the occurrence of such event, any Rights that are or were acquired or beneficially owned by any Acquiring Person (or any Associate or Affiliate) shall be void and any holder of such Rights shall thereafter have no right to exercise such Rights.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by a person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     At any time prior to the time at which there is an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.00444 per Right. The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

     The Board of Directors has the ability, after the Rights become exercisable for Common Stock, to substitute a Common Stock equivalent Preference Stock in the event the Company is not able to authorize sufficient shares of Common Stock. In addition, there is an exception to the provisions governing the triggering of the Rights that would exempt a person or group that the Board of Directors determines in good faith would otherwise have triggered the Rights inadvertently, so long as the person or group, as promptly as practicable, divests sufficient stock to bring its ownership below the triggering threshold.

     The terms of the Rights may be amended by the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than 10%; provided, however, that if any Person becomes an Acquiring Person, the Rights may not be amended in any manner that would adversely affect the interests of the holders of the Rights. In addition, if any Person then beneficially owns in excess of 10% of the shares of Common Stock of the Company, any such amendment shall provide that any such Person shall not become an Acquiring Person and no Distribution Date shall occur as a result of any such Person's beneficial ownership of Common Stock shares, unless, in any such case, any such Person shall thereafter become the beneficial owner of either (i) an additional 1% of the shares of the Common Stock of the Company then outstanding or (ii) 20% or more of the shares of Common Stock of the Company then outstanding (provided that if a Person becomes the Beneficial Owner of 20% or more of the shares of Common Stock of the Company then outstanding by reason of share purchases by the Company, this condition shall be deemed not to be satisfied as long as such Person does not thereafter become the Beneficial Owner of any additional shares of Common Stock).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

JUNIOR PREFERENCE STOCK

     In connection with the Rights Agreement, 100,000 shares of Junior Preference Stock have been reserved and authorized for issuance by the Board of Directors. No shares of Junior Preference Stock are outstanding as of the date of this Prospectus. The following statements with respect to the Junior Preference Stock do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Articles of Incorporation and the Certificate of Designation relating to the Junior Preference Stock (the "Certificate of Designation"), which is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Certificate of Designation.

     Shares of Junior Preference Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preference Stock will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preference Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Junior Preference Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Junior Preference Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are subject to proportionate adjustment in the event of certain stock splits, recombinations and other events.

                              PLAN OF DISTRIBUTION

     General. The Company may sell Debt Securities directly or to or through one or more underwriters, agents or dealers who will be named in the Prospectus Supplement or an underwriting syndicate, represented by one or more managing underwriters, that would be named in the Prospectus Supplement relating to an issue of Notes.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with underwritten offerings of the Debt Securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Debt Securities at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when Debt Securities originally sold by such syndicate member are purchased in syndicate covering transactions. Such transactions may be effected in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     In connection with the sale of Debt Securities to underwriters, underwriters may receive compensation in the form of discounts, concessions or commissions from the Company or from purchasers of Debt Securities for whom they may act as agents. Underwriters and dealers that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Act"). Any such underwriter will be identified, and any such compensation will be described, in the Prospectus Supplement.

     Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Under agreements which may be entered into by the Company, underwriters, agents and dealers who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers or agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     The Debt Securities are a new issue of securities with no established trading market. In the event that Debt Securities of a series offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities. Any such market making may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Phillip H. Waldoks, Senior Vice President -- Corporate Legal Affairs and Secretary of the Company. Mr. Waldoks has options to purchase 108,512 shares of Common Stock granted under the Company's employee stock option plans. Certain legal matters with respect to the Notes will be passed upon for any underwriters, dealers or agents by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Mr. Waldoks and Skadden, Arps, Slate, Meagher & Flom LLP will rely, as to matters of Rhode Island law, on the opinion of Cynthia S. Reed, Senior Vice President and General Counsel of the Company. Ms. Reed owns 710 shares of Common Stock and has options to purchase 49,937 shares of Common Stock granted under the Company's employee stock option plans.

                                    EXPERTS

     The consolidated financial statements, incorporated by reference and schedule included in the Annual Report on Form 10-K of the Company for the fiscal year ended December 28, 1997 incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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

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                                  $100,000,000

                                 [HASBRO LOGO]

                                  HASBRO, INC.

                              5.60% NOTES DUE 2005

           ----------------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                                 AND PROSPECTUS
           ----------------------------------------------------------

                            BEAR, STEARNS & CO. INC.

                                OCTOBER 28, 1998

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